JOHN E. BARBELLA

SUMMARY AND PROFILE

Accomplished Executive using full complement of relationship building, brand recognition, and product/business development talents. Indelible commitment toward ethical business practices.

Relationship-focused executive with big–picture vision, leadership, and tenacity to successfully cultivate demand, drive efficiency and enhance bottom–line performance of organization in rapidly changing and competitive landscape. Expert in taking action and leading from the front through a rich blend of market insight, sales, sharp–eyed pragmatism, and visionary leadership.

Benchmarks & Milestones

Rapid progression through a series of increasingly responsible positions encompassing both conventional and non-traditional challenges continually exceeding expectations and objectives

- ✓ Conceived and led Consortium to address critical industry fraud issues.
- ✓ Led team of sales executives to deliver record company revenue for three consecutive years.
- ✓ Positioned business strategy to promote and communicate focused business methodologies based on long–term partnerships rather than short–term wins.
- ✓ Effectively managed $768 Million P&L for prominent financial services leader.
- ✓ Achieved client directed product development goals while simultaneously meeting critical expense reductions.
- ✓ Executed largest client agreement in company history.

PROFESSIONAL EXPERIENCE

THE BANCORP BANK, Minneapolis, MN
A $4+ Billion bank with specific verticals in Branded Prepaid cards, Healthcare, Insurance and Merchant Acquiring. Ranked #1 in Prepaid issuing with revenues in excess of $100 Million.
Senior Vice President
March 2006 - Present
Direct day–to–day functions comprised of sales leadership, new product development, new market entry, alliance creation, government outreach, customer care, budgeting, and leadership in industry association. Recognized nationally as leader in card issuing for effective strategy and execution. Re–focused division through early stages of industry, averting risk experienced by competitors.
Division Growth: Produced unprecedented division growth of more than 300% during rapid industry expansion.

Budgeting: Developed and managed budget for new product development, branding, public relations, advertising, and employee training. Responsible for division's strategic plan and three–year pro–forma to drive planning process.

Product Development: Developed innovative extensions of existing products to enhance cardholder retention.

Relationship Management: Oversaw team responsible for company's key corporate relationships.

Coalition Development – Created consortium to develop solution to counter growing fraud epidemic in industry.

Market Entry: Conceptualized and deployed new market entry into the insurance sector for processing claims using branded prepaid cards. Sold and implemented programs in 3 Top 10 insurers.

Conceptual Planning: Collaborated with industry leaders on total outsourcing of corporate payments.

DELUXE CORPORATION, St. Paul, MN
February 1990 – February 2006
One of nation's largest providers to the financial industry and viewed as a trusted leader with $1.4+ billion in revenues and 3 million small business customers.
Director, New Business Development
Led new business development efforts for large financial services company.

Joint Venture: Partnered with premier risk management firm delivering identity theft solution marketed to financial institution clients.

Partnership Development: Fostered strong and sustainable relationships with strategic partners enabling market entry into prepaid sector.

Program Development: Pioneered country's largest agent bank gift card program, an off-the-shelf gift card offering to more than 7,500 community bank and credit union clients.

Director, Client Marketing

Led Marketing and Product Development teams for financial institution clients. Directed staff of 25 and effectively managed client portfolio of $750 million business.

Revenue & Profit Increase: Accelerated incremental revenues by $21 million and drove $5+ million increase in profit while reducing service costs across 80 million orders. Developed successful segmentation strategy for each of four client segments.

Cost Reduction: Implemented changes enhancing order efficiency to drive down costs by $19+ million.

Business Strategy: Spearheaded direct–to–consumer concept, balancing company's financial goals with customer care mandates.

Sales & Marketing: Drove order volume increase of 8% despite rapid decline in industry.

Corporate Account Manager

Successfully fulfilled dual role as Sales Executive and Manager, leading team of 14 for company's largest account in conjunction with directing operational team activities.

Process Improvement: Re–engineered process to eliminate client-specific production process enabling the consolidation of multiple production facilities.

Relationship Management: Directed organization's integration of two of the nation's largest clients and developed strategy to serve client at critical point in relationship.

Contract Negotiations: Successfully negotiated largest client contract in company history while navigating complex sales environment.

EDUCATION

PENN STATE UNIVERSITY, University Park, PA
Master's - Management

Bachelor of Science, Business

Professional Development
Training: Bank Compliance / Negotiations / Leadership / Customer Experience / Media

Affiliations
Innovative Payments Association, Board Member
Consortium Leader

Community Involvement
Board Member – Girls Basketball, Baseball
Coach – Baseball, Girls Basketball, Football